July 12, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Definitive Proxy Statement from Timothy S. Durham

Dear Ladies and Gentlemen:

Pursuant to Rule 14a-6 of the Securities Exchange Act of 1934, please find enclosed a copy of the definitive proxy statement from Timothy S. Durham in opposition to the preliminary proxy statement filed by CLST Holdings, Inc. on June 11, 2007. Mr. Durham intends to first release the definitive copy of this proxy statement to security holders on or about July 12, 2007.

Should you have any questions or comments, please feel free to contact me at (214) 953-6162 or Jeffrey M. Sone at (214) 953-6107.

Regards,

/s/ Annie LeBlanc

Annie LeBlanc